SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of January, 2013

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

17 January, 2013

Sale of stake in Malaysian joint venture

Aviva plc ("Aviva") announces that it has reached agreement to sell its 49% interest in CIMB Aviva Assurance Berhad and CIMB Aviva Takaful Berhad (together "CIMB-Aviva") to Sun Life Assurance Company of Canada ("SLA"), a subsidiary of Sun Life Financial Inc. ("Sun Life"), for a consideration of £152 million1 payable in cash.

CIMB-Aviva is a joint venture between Aviva International Holdings Limited and CIG Berhad, which is ultimately owned by CIMB Group Holdings Berhad ("CIMB"), one of Malaysia's leading financial groups and parent of CIMB Bank, one of Malaysia's largest banks.

The transaction represents further progress in narrowing the group's focus on businesses and markets where Aviva enjoys leadership positions and is able to generate attractive returns with a high probability of success. The transaction will increase Aviva's pro forma economic capital surplus coverage ratio by approximately 2% to 171%2 (FY11: 130%). The proposed transaction values CIMB-Aviva at 2.4x 1H 2012 embedded value3.

CIMB-Aviva operates one of Malaysia's leading bancassurance platforms offering conventional Life, Takaful Life and Takaful General insurance products through its exclusive distribution agreement with CIMB Bank. Aviva has had a 49% shareholding in CIMB-Aviva since forming the joint-venture with CIMB in 2007. In a related transaction, CIMB has agreed to sell the majority of its interest in CIMB-Aviva to Khazanah Nasional Berhad ("Khazanah"), the Government of Malaysia's strategic investment fund. CIMB will become a minority shareholder and continue its distribution relationship with the company.

The agreement reached by the parties, and the sale, are subject to regulatory approval and execution of appropriate legal documentation. Upon receipt of the aforesaid regulatory approval, the parties will work to close the proposed transaction during the first half 2013.

Mark Wilson, Chief Executive Officer of Aviva plc, said:

"This is a good deal at an attractive valuation. The sale realises a strong return for our shareholders and is a tangible step in our journey towards a more focused, higher performing organisation. Together with the recent disposal of our remaining stake in Delta Lloyd, this has been a satisfactory start to the year."

Enquiries:

Media

Nigel Prideaux                        +44 (0)20 7662 0215
Andrew Reid                          +44 (0)20 7662 3131

Analysts

Charles Barrows                    +44 (0)20 7662 8115
David Elliot                             +44 (0)20 7662 8048

Notes to editors:

• Aviva provides 43 million customers with insurance, savings and investment products.

• We are the UK's largest insurer and one of Europe's leading providers of life and general insurance.

• We combine strong life insurance, general insurance and asset management businesses under one powerful brand.

• We are committed to serving our customers well in order to build a stronger, sustainable business, which makes a positive contribution to society, and for which our people are proud to work.

• The Aviva media centre at www.aviva.com/mediaincludes images, company and product information and a news release archive.

• For broadcast-standard video, please visit http://www.aviva.com/media/video/.

• Follow us on twitter: www.twitter.com/avivaplc

1 GBP/CAD FX rate of 1.5829

2 Based on the estimated economic capital position as at 30 September 2012, including pro forma adjustments for the impact of the transfer of Aseval to Bankia, announced on 18 December 2012, the sale of Aviva USA, announced on
  21 December 2012, and the sale of Aviva's remaining stake in Delta Lloyd, announced on 8 January 2013. The term "economic capital" does not imply capital as required by regulators or other third parties.

3 Embedded value quoted on a market-consistent basis in line with Aviva plc group reporting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 17 January, 2013
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary